EATON VANCE MANAGEMENT
                                24 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 482-8260


                                                                    May 23, 1997

Office of Filings, Information & Consumer Services
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

         Re: Eaton Vance Strategic Income Portfolio (the "Portfolio") Amendment No. 4 (File No. 811-8342) (the "Amendment") Request for Withdrawal of Amendment


Dear Sir or Madam:

         Pursuant to Rule 477(a) of the Securities and Exchange Act of 1933 (the "1933 Act"), we respectfully request an order of the Securities and Exchange Commission (the "Commission") granting the withdrawal of the first of two Amendments No. 4 filed on April 24, 1997.

     The Amendment transmitted on April 24, 1997 bearing the CIK No. "0000918706" (Accession No. 0000940394-97-000138) was an erroneous filing done on behalf of the Strategic Income Portfolio. This version of the Amendment should be deleted from your records.

     The correct filing was accepted by your office on April 24, 1997 bearing the CIK No. "0000925764" (Accession No. 0000940394-97-000139) on behalf of the
Special Investment Portfolio.

         Please contact me at (617) 482-8260, extension 540 if you have any questions concerning the foregoing.



                                                     Very truly yours,


                                                     /s/ Eric G. Woodbury
                                                         Eric G. Woodbury, Esq.
                                                         Vice President